Addendum No. 1 to Agreement Among Jointly Insured Parties

This Addendum No. 1 dated February 28, 2013 to the Agreement Among Jointly Insured Parties (the “Agreement”) dated December 6, 2012 by and between Exchange Traded Concepts Trust (the “Trust”) and Exchange Traded Concepts, LLC (the “Advisor”) (the Trust and the Advisor are collectively referred to herein as the “Insureds”).

WHEREAS, Exchange Traded Concepts Trust II (“New Insured”) wishes to join as an additional Insured under the Agreement;

WHEREAS, the Agreement permits the addition of New Insured during the current term provided certain conditions are satisfied, including the execution of an Addendum in the form attached thereto; and

WHEREAS, the premium paid by the Trust following the addition of New Insured will be no more than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;

NOW, THEREFORE, it is hereby agreed as follows:

1.	Unless otherwise specified, capitalized terms used in this Addendum are defined as set forth in the Agreement.

2.
New Insured represents that (a) it satisfies the requirements of Rule 17g-1(b) and (j) under the Act for inclusion in the Bond; and (b) such investment company has retained the Advisor to provide services to it.

3.	New Insured agrees to be bound by all the terms of the Agreement.

4.	New Insured shall deliver a copy of this executed Addendum to each Insured.

IN WITNESS WHEREOF, New Insured has caused this Addendum to be executed by its officer hereunto duly authorized as of the day and year first above written.

Exchange Traded Concepts Trust II

By:	/s/ J. Garrett Stevens